Exhibit  99.3

THIS PROXY IS SOLICITED ON BEHALF OF

THE BOARD OF DIRECTORS OF NETEASE, INC.

FOR THE 2015 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 4, 2015

The undersigned shareholder,1                                         [insert name] of                                                         [insert address], being a shareholder of                 2 ordinary shares of NETEASE, INC., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the notice of 2015 Annual General Meeting of Shareholders and proxy statement (either through the Internet or paper or email copy), each dated August 7, 2015, and hereby appoints William Lei Ding and Onward Choi, or any one of them, proxies, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the 2015 annual general meeting of shareholders of the Company to be held on September 4, 2015 at 10:00 a.m., Beijing time, at the Company’s offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, and at any adjournment or adjournments thereof, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of any proxy upon such other business as may properly come before the meeting, all as set forth in the notice of 2015 annual general meeting and proxy statement previously furnished to you either through the Internet or paper or email copy.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder3.  If no direction is made, this proxy will be voted FOR the following proposals:

PROPOSAL NO. 1: Re-elect the following directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal:

PROPOSAL NO. 1	NAME	FOR	AGAINST	ABSTAIN
1a	William Lei Ding	[ ]	[ ]	[ ]
1b	Alice Cheng	[ ]	[ ]	[ ]
1c	Denny Lee	[ ]	[ ]	[ ]
1d	Joseph Tong	[ ]	[ ]	[ ]
1e	Lun Feng	[ ]	[ ]	[ ]
1f	Michael Leung	[ ]	[ ]	[ ]
1g	Michael Tong	[ ]	[ ]	[ ]

[ ]	FOR ALL NOMINEES

1  Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

2  Please insert the number of shares registered in your name(s) to which the proxy relates.  If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s).

3  IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR.” IF YOU WISH TO VOTE AGAINST ANY RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST.”  Failure to complete any or all the boxes will entitle your proxy to cast his/her votes at his/her discretion.  Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the meeting other than those referred to in the Notice of the 2015 Annual General Meeting of Shareholders.

PROPOSAL NO. 2: Appoint PricewaterhouseCoopers Zhong Tian LLP (previously known as PricewaterhouseCoopers Zhong Tian CPAs Limited Company) as independent auditors of NetEase, Inc. for the fiscal year ending December 31, 2015.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

DATED: , 2015

SHAREHOLDER NAME: [4]

Signature

Signature

This proxy should be marked, dated and signed by the shareholder(s) exactly as his or her name appears on their stock certificate, and returned promptly in the enclosed envelope.  Persons signing in a fiduciary capacity should so indicate.  If shares are held by joint tenants or as community property, both should sign. 5

Please date, sign and mail this

proxy card back as soon as possible!6

4  This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be under the hand of an officer or attorney duly authorized on that behalf.

5  In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names stand in the Register of Members of the Company.

6  Completion and delivery of this form of proxy will not preclude you from attending and voting at the annual general meeting if you so wish and in such event, this form of proxy shall be deemed to be revoked.